Baudax Bio, Inc.

490 Lapp Road

Malvern, PA 19355

November 8, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Donald Field

Re:	Baudax Bio, Inc.
Registration Statement on Form 10
Filed October 22, 2019, as amended (File No. 001-39101)
CIK No. 0001780097

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form 10 (File No. 001-39101) (as amended to date, the “Registration Statement”), filed by Baudax Bio, Inc. (the “Company”) with the U.S. Securities and Exchange Commission (the “Commission”).

Recro Pharma, Inc. (“Recro”) has set November 15, 2019 as the record date for the distribution of the shares of common stock of the Company, which is scheduled to occur on November 21, 2019. Pursuant to Section 12(d) of the Securities Exchange Act of 1934, as amended, and Rule 12d1-2 promulgated thereunder, the Company hereby requests that the effective date for the Registration Statement be accelerated to 4:00 p.m., Eastern time, on November 12, 2019, or as soon as practicable thereafter.

If the Commission has any questions or comments concerning this letter, or if you require any additional information, please feel free to contact Rachael M. Bushey of Pepper Hamilton LLP at (215) 981-4331. The Company requests that it be notified of the effectiveness of the Registration Statement by a telephone call to Ms. Bushey.

BAUDAX BIO, INC.

By:	/s/ Gerri A. Henwood
Name:	Gerri A. Henwood
Title:	Chief Executive Officer

Baudax Bio, Inc. – Acceleration Letter